<u>**Consent of Expert**</u>

August 28, 2012

FILED VIA SEDAR

TO: **All Applicable Securities and Regulatory Authorities**

AND TO: **Augusta Resource Corporation**

Dear Sirs/Mesdames:

Re: Augusta Resource Corporation (the "Company") – Technical Report entitled "Rosemont Copper Project – NI 43-101 Technical Report, Updated Feasibility Study, Pima County, Arizona, USA" dated August 28, 2012 (the "Report")

The undersigned hereby consents to the filing of the written disclosure regarding section 21 of the Report with the securities regulatory authorities referred to above. The undersigned confirms that the undersigned has read the news release of the Company dated July 24, 2012 (the "News Release") and the Material Change Report (the "MCR") dated July 30, 2012 filed with the securities regulatory authorities referred to above, and confirms that the News Release and the MCR fairly and accurately represents the information in the Report prepared by the undersigned that supports the disclosure in the News Release and the MCR.

Yours truly,

John I. Ajie
Vice President of Engineering
URS Energy and Construction
Denver, Colorado, USA


JOHN I. AJIE
NEW MEXICO
14276
REGISTERED PROFESSIONAL ENGINEER